UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

On January 21, 2013, the Registrant received a notice from the Tel Aviv Stock Exchange ("TASE") that its shareholders' equity as of September 30, 2012, which was a deficit of $8.2 million, failed to meet the minimum requirement under the TASE Bylaws, which is NIS 2.0 million (approximately $500,000 as of such date).  The Registrant has until June 30, 2013 to satisfy the TASE's minimum shareholders' equity requirement.  In the event that the Registrant fails to do so, the TASE will consider transferring the Registrant's ordinary shares to the maintenance list. Trading on the maintenance list is more limited than on the main list of the TASE. The Registrant is studying this matter and evaluating ways to increase its shareholders' equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: January 28, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
President